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                          August 12, 2020

       Timothy K. Schools
       Chief Executive Officer
       CapStar Financial Holdings, Inc.
       1201 Demonbreun Street, Suite 700
       Nashville, TN 37203

                                                        Re: CapStar Financial
Holdings, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 6,
2020
                                                            File No. 333-241645

       Dear Mr. Schools:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Brittany McIntosh, Esq.